L'esprit Cruises, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

L'esprit Cruises, Inc.
Balance Sheet

BALANCE SHEET	12/31/23

ASSETS
   Current Assets:

Cash and cash equivalents	$130.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total Current Assets	**$130.00**
Property and equipment - net	$0.00
Total assets	**$130.00**

Liabilities and Stockholders Equity
   Current Liabilities:

Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilites	**$0.00**

Stockholders Equity

Total value of common stock issued	$0.00
Total value of preferred stock issued	$1.00
SAFE- future equity obligations	$0.00
Additional paid-in capital	$130.00
Total stockholders equity	**$130.00**

L'esprit Cruises, Inc.
Income Statement

INCOME STATEMENT	12/31/23

Revenue-net	$0.00
Cost of Revenue	$0.00
Gross Profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expenses	$0.00
Net profit/loss	**$0.00**

L'esprit Cruises, Inc.
Statement of Cash Flows

STATEMENT OF CASH FLOWS	12/31/23
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	**$130.00**
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$130.00**

L'esprit Cruises, Inc.
Statement of Change in Equity

STATEMENT OF CHANGE IN EQUITY	12/31/23
Opening Balance	**$130.00**
Net profit/loss	$0.00
Stock issued	$0.00
Preferred stock issued	$0.00
Ending Balance	**$130.00**

L'esprit Cruises, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
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1. ORGANIZATION AND PURPOSE

L'esprit Cruises, Inc (the "Company") is a corporation organized in June 2017 under the laws of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.